MATERIAL CHANGE REPORT

FORM 51-102F3

National Instrument 51-102

This is a Material Change Report Under Section 7.1 of National Instrument 51-102.

ITEM 1:

NAME AND ADDRESS OF COMPANY

Focus Ventures Ltd. (the “Company” or “Focus”)

200 Burrard Street, Suite 650

Vancouver, BC  V6C 3L6

ITEM 2:

DATE OF MATERIAL CHANGE

March 10, 2015

ITEM 3:

NEWS RELEASE

March 10, 2015 via Marketwire

ITEM 4:

SUMMARY OF MATERIAL CHANGE

The Company has reported on several transactions that will allow it to purchase 70% of Juan Paulo Quay S.A.C. (“JPQ”), the title holder of the Bayovar 12 concession in Peru, and provide immediate funding for its ongoing operations including the Preliminary Economic Assessment study.

ITEM 5:

FULL DESCRIPTION OF MATERIAL CHANGE

Acquisition of 70% of JPQ

The Company’s Peruvian subsidiary, Agrifos Peru S.A.C. has signed a purchase agreement with the shareholders (the “Vendors”) of JPQ, titleholder of the Bayovar 12 concession, whereby the Company will pay to the Vendors US$4.0 million to purchase an outright 70% interest in shares of JPQ (the “Bayovar Interest”), and thereby cancelling its previously granted option agreement to earn such interest.  The terms of the purchase agreement are as follows:

•

the Company will purchase the Bayovar Interest by paying US$4 million cash to the Vendors;

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the Company will commit to spending a minimum of US$14 million in development of the Project, without dilution to the Vendors’ remaining 30% interest;

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if after spending US$14 million, further funding is needed to determine the viability of a phosphate operation, the Company will make additional expenditures of up to US$4 million of which 30% will be treated as a loan to the Vendors;

•

the Company has agreed to complete a pre-feasibility study by December 31, 2015 or else a US$500,000 penalty payment will be due to the Vendors, plus additional $500,000 penalty payments for each additional year that the study is not completed, to a maximum of US$2,000,000 in penalty payments;

•

port and loading services for the future export of phosphate rock will be provided by the Vendors at commercial rates at the JPQ Maritime Terminal located 40km west of the Bayovar 12 Project;

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the Vendors will maintain responsibility for gypsum operations on the concession until the completion of the pre-feasibility study; and

•

the Company will retain a right of first refusal for the purchase of the Vendors’ 30% interest in JPQ.

Loan Facility

In order to provide funding for the purchase of the Bayovar Interest and for further advancement of the Bayovar 12 Project, the Company has executed a Term Sheet with Sprott Resource Lending Partnership (the “Lender”) in respect of a US$5.0 million secured loan facility (the “Facility”).

The Facility is subject to a number of conditions, including among other things completion of non-technical due diligence, completion of loan documentation, approval by the Lender’s partners, and approval by the TSX Venture Exchange.  Focus and the Lender are targeting satisfaction of the conditions precedent and first draw down of the Facility on or about 25 March, 2015.

Key terms of the Facility are:

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Facility amount of US$5.0 million, with an interest rate of 12% per annum;

•

Facility to be repaid by September 30, 2016;

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Repayable prior to maturity, in full or in part, at the option of Focus, provided a minimum of 6 months of interest has been paid; and

•

Structuring fee of US$75,000 cash, a drawdown fee equal to 2.5% of the amount drawn, and a commitment fee (“Commitment Fee”) of 1,250,000 warrants to purchase shares of Focus exercisable for five years at a 30% premium to market.

In addition, Focus has agreed to an exclusivity period through April 27, 2015, where it is restricted from engaging in discussions with alternate finance providers.  Should Focus elect not to proceed with the Facility (in a situation where the Lender is prepared to complete the closing and advance the Facility), Focus is required to pay a fee to the Lender equal to 50% of the Commitment Fee.

The securities referred to in this news release have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements of such Act.  This news release shall not constitute an offer to sell, nor the solicitation of an offer to buy, any securities.  Any public offering of securities in the United States must be made by means of a prospectus containing detailed information about the company and management, as well as financial statements.

Sprott Resource Lending Partnership is a natural resource lender focused on providing financing to mining and oil and gas companies.  In July 2013, Sprott Inc. completed the acquisition of Sprott Resource Lending Partnership which now operates as a subsidiary of Sprott Inc.

Royalty Sale

In order for the Company to continue funding the Bayovar 12 Project through its current operations and engineering studies, it has agreed to sell to Radius Gold Inc. (“Radius”) (TSXV: RDU) a royalty equal to 2% on the Company’s 70% interest in future phosphate production from the Bayovar 12 concession for the sum of US$1.0 million.  The Company will have the right for 12 months to buy back one-half of the royalty for US$1.0 million.  If Radius decides to sell any of its royalty interest in the future, the Company will retain a first right of refusal.

Focus and Radius have two common directors, and the transaction is subject to TSX Venture Exchange approval.

ITEM 6:

RELIANCE OF SUBSECTION 7.1(2) of NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7:

OMITTED INFORMATION

Not applicable.

ITEM 8:

EXECUTIVE OFFICER

David Cass, President

Telephone: 604-688-5288

ITEM 9:

DATE OF REPORT

March 10, 2015